Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

In This

Edition

Since the last edition of Merger Update, there has been a great deal of progress toward integration planning. Several activities have been occurring in parallel so that we will be ready on Day One, the day we officially merge into one company. In this issue of Merger Update:

•	Functional Integration Team leaders have been named and will begin to develop the integration plan to prepare for Day One readiness.

•	The process for structuring the post-closing company is in place.

•	Progress also has been made with key filings and milestones.

At this point in the planning process, the most important thing each of us can do is continue to deliver great service to customers by working on our business plan and executing our strategies.

Thursday, January 20, 2011

Filings and Approvals

MDPU Announces Hearing Schedule – On January 6, the Massachusetts Department of Public Utilities (MDPU) issued its schedule for procedural hearings, which calls for hearings to commence April 6 and conclude by April 22, 2011. The MDPU also granted full intervention to sixteen parties, including the Massachusetts Attorney General, Massachusetts Department of Energy Resources, Cape Light Compact, Retail Energy Supply Association, Cape Wind, New England Power Generators Association, UWUA Local 369, IBEW Local 455, several environmental groups, several customer advocacy groups, and New England Gas Workers Association. The MDPU also granted limited intervenor status to National Grid, renewable developer Ms. Mary O’Donnell, and Energy Consumers Alliance of New England ("Mass Energy”).

The role of an intervenor is to seek more detailed information about the merger transaction and how it relates to their specific interests. For example, environmental groups seek to ensure that the post-closing company remains in compliance with environmental policies.

Shareholder Vote – The mailing of the Definitive Proxy Statement to Shareholders was recently completed and already shareholders are returning their votes. Remember to cast your vote by Internet, phone or mail.

Work Begins on Organizational Structure

Design work has commenced to determine the high-level organizational structure of the post-closing company beginning Day One. The process, led by Nancy Marcucci, NSTAR's Director of HR Consulting, and Dona Cassella, NU's Director of Human Resources, will involve a review of current organizational structure at both companies, as well as how functions are staffed and where they are located. The key goal of the process is to create a balanced organization with clear lines of reporting authority.

Dona and Nancy will be working with Chris Carmody (NSTAR) and Jean LaVecchia (NU), as well as the named senior officers for the post-closing company.

Transition Work Begins, Functional Integration Team Leaders Named

Preliminary meetings with Functional Integration Team (FIT) leaders were held last week at both NU and NSTAR offices to begin the necessary work for Day One at the post-closing company. Discussions were held about tasks and schedules, with direction about expectations for the work that will need to occur over the next several months. FIT leaders will work to prepare the post-close company for Day One and our position for the future.

FIT leaders will work with named senior officers for the post-closing company and as necessary will draw upon the expertise of subject matter experts within their assigned areas.

Team members, joined by Chuck Shivery, Tom May and the named senior officers for the post-closing company, will come together for the first time on February 3 and 4 at NU’s offices in Berlin, CT. The FIT team leaders will continue to meet for several days each week, rotating between Berlin and Westwood, MA.

On Monday of this week, the named officers for the post-closing company met to discuss integration planning and over the next few days all current officers from both companies will meet for a briefing with the Project Management Office.

Team	Legal	Human Resources	Finance	Accounting	Administration and Shared Services	Information Technology

Northeast Utilities	Duncan MacKay Deputy General Counsel	Dona Cassella Director, Human Resources	Sue Weber Assistant Treasurer, Finance	Tim Griffin Assistant Controller, Corporate Budgeting and Reporting	Beth Maldonado Director, Purchasing	Al Pollock Executive Director, IT

NSTAR	Joe Lanzel Director, Strategic Planning	Marzie Gans Manager, Human Resources	Phil Lembo VP & Treasurer	John Moreira Director, Investor Relations and Financial Reporting	Ellen Angley VP, Energy Supply and Supply Chain Management	Kathy Kountze- Tatum VP, Information Systems & CIO

Team	Customer Services	Corporate Relations	Transmission	Electric Distribution	Gas Operations

Northeast Utilities	Kevin Charette Director, Customer Experience Support	Marie van Luling VP, Communications	Al Schindler Director, Enterprise Planning and Development	Dana Louth VP, Asset Strategy	Mark Andrukiewicz VP, Operations

NSTAR	Penni Conner VP, Customer Care	Margaret Norton Director, Corporate Communications	Bob Clarke Director, Transmission Business Strategy	Steve Sullivan Director, Planning, Scheduling and Contract Management	Tom Hart Director, Gas Engineering

What Wall Street Is Saying
Wall Street has had a lot of positive comments about our proposed merger. Here are just a couple…
“… the transaction makes inherent sense to us and we believe it should be viewed positively for longer-term investors.”… Dan Fidell, Brean Murray Carret

“… We believe that the combined entity will maintain an attractive dividend that we see rising over time, a lower risk profile compared to its electric utility peers, and a strong earnings growth outlook.”…

Mark Barrett, Morningstar

Answers to Your Questions About the Merger

I understand that this merger isn’t about layoffs, but will there be an early retirement package?

No, there are no plans for an early retirement package or a broad-based severance package.

I’ve heard the term “PMO,” what does this mean?

The term PMO stands for Project Management Office, led by David McHale working with Jean LaVecchia and Shirley Payne (NU), along with Jim Judge and Chris Carmody (NSTAR) to oversee the integration process. Oliver Wyman, an outside consulting firm tasked with supporting the integration, will work with the PMO, as well as FIT leaders and others preparing for Day One.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”